Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
September 15, 2005
To all Siebel employees:
Monday’s acquisition announcement marked one of the most significant milestones in the twelve-year history of Siebel Systems. You should all take great pride in having built the world’s leading CRM software company, a company that is recognized for the highest quality products and services and is its commitment to 100% customer satisfaction. As Charles Philips, Oracle President, said in his address to Siebel employees, “Siebel is the company that defined CRM. What Siebel has achieved over the last decade or so represents a truly great achievement. With Siebel, we will be number one in CRM, and that’s why we’re here today.”
Many of you have asked what you can do between now and the time that the transaction is complete. I also know that many of you are struggling with the uncertainty in this situation. But having been part of this company for the past 10 years, I have known this team to have the highest standards of professionalism. It very important to stay focused and not become distracted. Focus on doing everything you can to meet and exceed your individual objectives. It is more important now than ever before that we pull together as a team and deliver the kind of results of which we are capable, especially in Q3.
Some of you were unable to attend Monday’s Webcast or missed the chance to ask questions. Others are fielding questions from customers and partners. During times like these, I want to ensure that we actively communicate with each other, openly and frequently. So please take note:
•	We have created and will continuously update a new Siebel/Oracle Announcement mySiebel microsite with complete tools and information including the Webcast replay, presentations, press release, FAQ, customer talking points, and more. Please take time to review these important materials.
•	We have scheduled a number of follow-on communications and departmental meetings, including a company-wide Webcast scheduled this Monday, September 19 at 8:30 am pacific. Please watch for email and mySiebel announcements on this and other activities.
•	We have formed a Sales task force to provide information and guidance to customer-facing employees. Please refer to the Sales Information section of the Siebel/Oracle microsite or contact Charlene Son in Sales Operations for additional support.
I want to emphasize the need to stay true to our values and standards. Today, we are not operating as two companies combined. We are doing business as Siebel Systems, an independent, stand-alone company, responsible to our customers, our partners, our shareholders and importantly, to each other to perform against the expectations we have set internally and publicly.

Each and every one of you plays a vital role at Siebel Systems, and I want to personally ask for your help. It is imperative that we work together to deliver a great Q3. It is critically important that we continue to advance our products. It is crucial that we deliver a great CustomerWorld in Boston in October. And, it is fundamental that we continue to run this business with the kind of discipline and professionalism of which we are all capable.
As your CEO, I personally commit to you that I will do everything in my power to help lead you and this company through the next several months and through the eventual transition. You can count on me and I know that I can count on you.
Please don’t hesitate to bring me your questions, your observations and your suggestions.
Sincerely,
George Shaheen
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Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.